UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Parks! America, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

701455107

(CUSIP Number)

Geoff Gannon, Andrew Kuhn

Focused Compounding Capital Management, LLC

1700 Alma Drive, Suite 460

Plano, TX 75075

(443) 775-1227

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 16, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 701455107

1	NAME OF REPORTING PERSON

Focused Compounding Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		12,729,271
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

12,729,271
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,729,271
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.01%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 701455107

1	NAME OF REPORTING PERSON

Focused Compounding Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		12,729,271
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

12,729,271
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,729,271
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.01%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP NO. 701455107

1	NAME OF REPORTING PERSON

Geoff Gannon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		12,729,271
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

12,729,271
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,729,271
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.01%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP NO. 701455107

1	NAME OF REPORTING PERSON

Andrew Kuhn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		12,729,271
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

12,729,271
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,729,271
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.01%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP NO. 701455107

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.001 par value per share (the “Shares”), of Parks! America, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is Parks! America, Inc., 1300 Oak Grove Road, Pine Mountain, GA 31822.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Focused Compounding Fund, LP, a Delaware limited partnership (“Focused Compounding Fund”);
(ii)	Focused Compounding Capital Management, LLC, (“Focused Compounding Capital”) a Delaware limited liability company, which serves as the general partner of Focused Compounding Fund;
(iii)	Geoff Gannon, who serves as a Managing Member of Focused Compounding Capital; and
(iv)	Andrew Kuhn, who serves as a Managing Member of Focused Compounding Capital.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of the Reporting Persons is 1700 Alma Drive, Suite 460, Plano, TX 75075.

(c)       The principal business of Focused Compounding Fund is investing in securities. The principal business of Focused Compounding Capital is serving as the general partner of Focused Compounding Fund. The principal occupation of each of Messrs. Gannon and Kuhn is serving as a Managing Member of Focused Compounding Capital.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Gannon and Kuhn are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Focused Compounding Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference.

The aggregate purchase price of the 12,729,271 Shares owned directly by Focused Compounding Fund is approximately $3,296,887.20, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

6

CUSIP NO. 701455107

Item 5.	Interest in Securities of the Issuer.

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 74,821,537 Shares outstanding as of December 5, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 12, 2019.

A.	Focused Compounding Fund
(a)	As of the close of business on January 28, 2020 Focused Compounding Fund beneficially owned 12,729,271 Shares.

Percentage: Approximately 17.01%

(b)	1. Sole power to vote or direct vote: 12,729,271
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 12,729,271
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Focused Compounding Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	Focused Compounding Capital
(a)	As the general partner of Focused Compounding Fund, Focused Compounding Capital may be deemed the beneficial owner of the 12,729,271 Shares owned by Focused Compounding Fund.

Percentage: Approximately 17.01%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 12,729,271
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 12,729,271

(c)	Focused Compounding Capital has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by Focused Compounding Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	Messrs. Gannon and Kuhn
(a)	Each of Messrs. Gannon and Kuhn, as Managing Members of Focused Compounding Capital, may be deemed the beneficial owner of the 12,729,271 Shares owned by Focused Compounding Fund.

Percentage: Approximately 17.01%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 12,729,271
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 12,729,271

(c)	None of Messrs. Gannon and Kuhn has entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Focused Compounding Fund.

 The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Schedule A is incorporated herein by reference, to this Item 6.

On January 28, 2020, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of Statements on Schedule 13D with respect to the securities of the Issuer, to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

7

CUSIP NO. 701455107

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among Focused Compounding Fund, LP, a Delaware limited partnership, Focused Compounding Capital Management, LLC, a Delaware limited liability company, Geoff Gannon, and Andrew Kuhn, dated January 28, 2020.
99.2	Letter to Issuer Board of Directors, dated January 28, 2020.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2020

Focused Compounding Fund, LP

By:	Focused Compounding Capital Management, LLC General Partner

By:	/s/ Andrew Kuhn
	Name:	Andrew Kuhn
	Title:	Managing Member

Focused Compounding Capital Management, LLC

By:	Andrew Kuhn Managing Member

By:	/s/ Andrew Kuhn
	Name:	Andrew Kuhn
	Title:	Managing Member

/s/ Geoff Gannon
Geoff Gannon

/s/ Andrew Kuhn
Andrew Kuhn

8

CUSIP NO. 701455107

SCHEDULE A

Transaction in the Shares During the Past Sixty (60) Days

Focused Compounding Fund, LP

Nature of Transaction	Date of Purchase/Sale	Securities Purchased/(Sold)	Price ($)
Purchase of Common Stock	01/13/2020	50,000	0.20
Purchase of Common Stock	01/13/2020	169,271	0.20
Purchase of Common Stock[1]	01/14/2020	3,400,000	0.26
Purchase of Common Stock[1]	01/16/2020	5,000,000	0.26
Purchase of Common Stock[1]	01/27/2020	4,110,000	0.26

1Represents private transaction pursuant to stock purchase agreement.

9

CUSIP NO. 701455107

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Shares of Common Stock, $0.001 par value per share, of Parks! America, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: January 28, 2020

Focused Compounding Fund, LP

By:	Focused Compounding Capital Management, LLC General Partner

By:	/s/ Andrew Kuhn
	Name:	Andrew Kuhn
	Title:	Managing Member

Focused Compounding Capital Management, LLC

By:	Andrew Kuhn Managing Member

By:	/s/ Andrew Kuhn
	Name:	Andrew Kuhn
	Title:	Managing Member

/s/ Geoff Gannon
Geoff Gannon

/s/ Andrew Kuhn
Andrew Kuhn

10

CUSIP NO. 701455107